SUB-ITEM 77C: Submission of matters to a vote of security holders

On November 24, 2010, The Merger Fund (the “Fund”) held a Special Meeting of Shareholders.

At the Special Meeting, the Fund’s shareholders considered and approved a proposed investment advisory agreement with Westchester Capital Management, LLC.  The final voting results were as follows:

No. of Shares
Affirmative	125,304,213.2040
Against	1,110,951.6210
Abstain	1,818,604.1540
TOTAL	128,233,768.9790